Exhibit 99.1

[GRAPHIC]

S U S T A I N A B L E  F U T U R E

B A L L A R D  P O W E R  S Y S T E M S  I N C

•   S E C O N D  Q U A R T E R  R E P O R T  2 0 0 3

•              SUSTAINABLE FUTURE

Every day we reflect on the opportunities that we have to make the world a better place. Our vision and the promise of our technology are focused on sustainability: sustainable air quality, sustainable climate, sustainable energy resources. In short, a sustainable future.

For Ballard to help make the world a better place, we also need to ensure that our business is sustainable. A business with a solid foundation to build and support a new era of energy independence. A business that can withstand the economic and geopolitical uncertainties of our times. A business that can challenge the status quo and write new rules for how to power cars and produce electrical power. An organization where all of our stakeholders continue to be inspired by our vision: Power to Change the World®.

LETTER TO OUR SHAREHOLDERS

•              We continue to build momentum and are pleased to report significant progress in both the management of our cash consumption and in our growing automotive customer base. We added our third new automotive customer in the past seven months and we added MAN Nutzfahrzeuge Group (“MAN”) as a new bus customer. We completed the delivery of 30 fuel cell bus engines for the European Fuel Cell Bus Project on-time and on-budget. We also completed the acquisition of Coleman Powermate’s AirGen™ product line and appointed MGE UPS Systems (“MGE”) as a distributor for the AirGen™ fuel cell generator.

Revenue in the second quarter ending June 30, 2003 was $29.1 million, up 36% compared to $21.5 million for the same period in 2002. Revenues for the six months ended June 30, 2003 were $62.2 million compared to $33.6 million for the same period in 2002. Net loss for the quarter was $32.5 million ($0.28 per share), compared to a loss of $21.5 million ($0.20 per share) for the same period in 2002. Included in the net loss for the quarter was a $7.3 million ($0.06 per share) write-off of an equity investment and $1.8 million in restructuring costs ($0.02 per share). For the six-month period ended June 30, 2003 our net loss was $55.0 million ($0.47 per share) compared to $72.2 million ($0.69 per share) for the same period in 2002. Cash used by operations and capital expenditures for the quarter, excluding restructuring and integration expenses, was $0.03 million compared to $14.3 million for the same period last year. For the six-month period ended June 30, 2003 our cash used by operations and capital expenditures was $17.2 million compared to $68.0 million for the same period in 2002.

Strong second quarter and first half results show the continued growth of our business and demonstrate the success of our efforts to conserve cash. Revenues for 2003 are expected to be between $100 million and $120 million, a widening of the range from our previous guidance of between $110 million and $120 million. The widening of the guidance range reflects the slower than expected revenue growth in our Power Generation segment and the uncertainty associated with the timing of customer programs in our Transportation segment. We expect that our cash requirements for ongoing operations and capital expenditures in 2003 will be between $65 million and $75 million, an improvement from our previous guidance of $80 million. The improvement reflects our better than expected performance in the first half of 2003, partly offset by the uncertainty of estimating the effect of foreign exchange, the timing of customer programs and certain expenditures as well as an expected build up of inventories. We remain comfortable with our guidance for cash required for business integration and restructuring costs of $9 million in 2003.

In June, we completed delivery of 30 heavy-duty fuel cell engines to EvoBus for the European Fuel Cell Bus Project. Over the next year, the buses will be placed in revenue service in ten cities in Europe for two-year field trials. The completion of these deliveries marks a major milestone for Ballard.

MAN, a leading international manufacturer of commercial vehicles, has ordered a Ballard®  light-duty 80 kW fuel cell engine for a hybrid system in a passenger bus. The vehicle will be operated as part of the hydrogen project at Munich Airport beginning in 2004.

In June, Ballard added another major auto manufacturer as a customer with the signing of a $1.75 million order for fuel cell products.

During the quarter our alliance partners, DaimlerChrysler and Ford, began detailing their previously announced fleet introduction plans of 60 vehicles each. Ford will place a fleet of five Focus fuel cell vehicles in Vancouver, British Columbia, as part of a three-year field trial program to begin in 2004. This field trial is a collaboration between Fuel Cells Canada, Ford and the B.C. Provincial and Canadian Federal governments. DaimlerChrysler will deliver a Ballard®  fuel cell powered Mercedes Benz F-Cell vehicle in 2003 and a Ballard® fuel cell powered Sprinter van in 2004 to United Parcel Service Inc. for daily operation in a courier fleet in Ann Arbor, Michigan. Further vehicle demonstrations are expected to be announced in 2003 and 2004.

By getting vehicles into the hands of end-use customers in everyday applications, we will gain a wealth of experience that will help us improve our designs and advance our technology. At the same time, these fleet demonstrations will stimulate public awareness and appreciation for the significant advantages of fuel cell propulsion.

MGE was named as a non-exclusive, worldwide (excluding Japan) distributor and authorized service provider for our AirGen™ fuel cell generator. During the quarter, we completed the purchase of Coleman Powermate’s AirGen™ fuel cell generator product line and all related inventory, tools and molds, software and intellectual property, including the AirGen™ product trademark. We are marketing and selling the industrial use AirGen™ product under the Ballard name. We are currently in the final stages of testing and validation of the commercial / residential version of the AirGen™ fuel cell generator and expect to begin sales later this year.

During the quarter, we announced that we are discontinuing the development, sale and marketing of our internal combustion engine generator sets. This decision will not impact the development of our fuel cell product lines or commercialization plans.

We completed the acquisition of the interest of FirstEnergy Corp. (“FirstEnergy”) in our stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 1,366,063 of our common shares. As previously announced, BGS also appointed FirstEnergy as a non-exclusive distributor of our stationary fuel cell power generators in the Northeast and North Central United States.

During the quarter, we wrote off our equity investment in MicroCoating Technologies Inc. (“MCT”), by taking a charge of $7.3 million (or $0.06 per share). The decision was made based on our review of MCT’s financial condition and future prospects. In May 2001, we entered into a collaboration, supply and license agreement with MCT for next generation catalyst application technology as one of a number of catalyst reduction pathways. Last year, we discontinued our funding of a portion of MCT’s development costs, in order to focus on core, near-term technologies. We retain a non-exclusive license to MCT’s proprietary catalyst application processes.

I am pleased with the progress we have made in the first half of 2003, and I am proud of the dedicated people at Ballard who have worked so hard to make it happen. We have dramatically reduced our cash consumption and we continue to grow revenues and increase our customer base. We are building and shipping the world’s first commercial PEM fuel cell products to industrial customers in North America and Japan and will soon introduce a consumer version of the North American product. The significant number of fleet vehicles powered by Ballard® fuel cells will provide us with the knowledge and experience to preserve a sustainable competitive advantage, I look forward to providing you with further updates on our progress in the third quarter.

On behalf of the Board of Directors

“Dennis Campbell”

Dennis Campbell

President and Chief Executive Officer

This report contains forward-looking statements that are based on the beliefs of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933; as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including, without limitation, our ability to develop commercially viable PEM fuel cell products, product development delays, changing environmental regulations, our ability to attract and retain business partners, future levels of government funding, competition from other fuel cell manufacturers, other advanced and existing power technologies, evolving markets for generating electricity and power for transportation vehicles, our ability to protect our intellectual property, our ability to successfully integrate the businesses of the former XCELLSIS and Ecostar, and our ability to provide the capital required for product development, operations and marketing. These factors should be considered carefully and readers should not place undue reliance on Ballard’s forward-looking statements. Investors are encouraged to review Management’s Discussion and Analysis in the 2002 Annual Report, the section entitled “Operating Results, Capital Requirements and Risks” (pages 37-46) for a more complete discussion of factors that could affect Ballard’s future performance.

MANAGEMENT’S DISCUSSION & ANALYSIS AND FINANCIAL STATEMENTS

This discussion and analysis covers our interim consolidated financial statements for the three and six-month periods ended June 30, 2003.  As well, it provides an update to the discussion and analysis contained in our 2002 Annual Report.  This discussion and analysis should be read in conjunction with the “Management’s Discussion & Analysis” section and the annual consolidated financial statements contained in our 2002 Annual Report.

In this Management’s Discussion & Analysis, unless the context otherwise requires, all references to “Ballard”, “we”, “us” and “our” refer to Ballard Power Systems Inc. and its subsidiaries.

All amounts are expressed in U.S. dollars unless otherwise noted.

OVERVIEW

Our net loss for the quarter ended June 30, 2003 was $32.5 million, or ($0.28) per share, compared with a net loss of $21.5 million or ($0.20) per share during the same period in 2002. For the six-month period ended June 30, 2003 our net loss was $55.0 million or ($0.47) per share, compared to a net loss of $72.2 million or ($0.69) per share for the corresponding period of 2002. The higher loss for the quarter primarily results from the writedown of an investment in MicroCoating Technologies, Inc. (“MCT”) of $7.3 million or ($0.06) per share, (as described below) lower investment and other income and lower minority interest, partly offset by higher gross margins on product revenues, reduced operating expenses and lower business integration and restructuring costs. The lower loss for the six-month period ended June 30, 2003 primarily reflects higher engineering service revenue, foreign exchange gains, reduced operating expenses, and lower business integration and restructuring costs, partly offset by the MCT writedown and lower minority interest. The lower operating expenses were achieved primarily through the deferral of certain development programs, as announced in 2002, and cost reduction initiatives as a result of business integration activities. Cash used by operations and capital expenditures for the three and six-month periods ended June 30, 2003, excluding business integration and restructuring expenditures, were $0.03 million and $17.2 million, respectively. This compares to $14.3 million and $68.0 million for the corresponding three and six-month periods in 2002. The decreases are primarily due to the lower losses described above (excluding non-cash items) and reduced working capital requirements and capital expenditures. For the three months ended March 31, 2003, the amount reported for payments related to business integration and restructuring costs incorrectly included some amounts for normal operating activities. As a consequence, cash used by operations and capital expenditures, excluding business integration and restructuring costs, for the three months ended March 31, 2003, should have been $17.2 million, but was incorrectly reported as $15.0 million. Total cash used by operations and capital expenditures was not affected.

In May 2003, we completed the acquisition of FirstEnergy Corp.’s interest in our stationary power subsidiary, Ballard Generation Systems Inc. (“BGS”), through the issuance of 1,366,063 of our common shares valued at $30.4 million, plus acquisition costs of $0.2 million. With the completion of this transaction, we now own 100% of BGS.

Also in May 2003, we completed the acquisition of Coleman Powermate Inc.’s AirGen™ fuel cell generator net assets for cash of $1.6 million, plus acquisition costs of $0.1 million.

In May 2001, we acquired approximately 3% of the equity of MCT as part of a collaboration, license and supply agreement for a possible next generation catalyst application technology. Based on our review of MCT’s financial condition and uncertainty concerning its ability to raise sufficient funding to continue operations, we have determined that a permanent impairment in the value of our investment in MCT has occurred and have written off our entire investment of $7.3 million. This follows our decision last year to discontinue funding of a portion of MCT’s development costs in order to focus our resources on core, near-term technologies. We retain a non-exclusive license for MCT’s technology.

In December 2002, we announced a five-year plan (the “Corporate Restructuring”) that provided for a significant reduction in cash consumption, an organizational restructuring, development funding for our next generation transportation fuel cell engine and the further commitment of our vehicular alliance partners, DaimlerChrysler AG (“DaimlerChrysler”) and Ford Motor Company (“Ford”). The Corporate Restructuring has increased our efficiency and is enabling us to focus on and accelerate the development of our core technologies, while at the same time reducing administrative overhead expense.

Our business operates in three market segments, Transportation, Power Generation and Material Products. We develop, manufacture and market complete proton exchange membrane (“PEM”) fuel engines, PEM fuel cell components and electric drive systems for the Transportation market segment.  We develop, manufacture and market a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment.  Our Material Products Division develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

During the first quarter of 2003, we decided to phase out our internally funded fuel processing activities. We will complete our current obligations and will assess and rationalize our fuel processing intellectual property portfolio with a goal of maintaining only intellectual property that has strategic value to us.  We will continue our collaborations with both Tokyo Gas and Osaka Gas through EBARA BALLARD Corporation (“EBARA BALLARD”) for the development of our 1 kW stationary combined heat and power generators, including the development of natural gas fuel processors and maintaining our license to such technology. The impact on operating expenses and business integration and restructuring expenses from the phase out of our fuel processing activities is not expected to be material.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements. We have identified our policies for revenue recognition, warranty provision, inventory provision, investments, intangible assets and goodwill as critical to our business operations and an understanding of our results of operations. These policies are discussed in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual

Report.  The application of these and other accounting policies are described in note 1 to the 2002 annual consolidated financial statements.  The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

RESULTS OF OPERATIONS

Revenues for the three months ended June 30, 2003 were $29.1 million, an increase of $7.7 million or 36% as compared to the corresponding quarter in 2002. Revenues for the six months ended June 30, 2003 were $62.2 million, an increase of $28.6 million or 85% from the same period in 2002. Higher product revenues from the Transportation market segment was a primary driver of the increased revenues for both the three and six-month periods in 2003. Higher engineering service revenue was also a major driver of the increase in revenues for the six-month period in 2003.

	Three Months Ended June 30
	2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$18,517	$6,125	$24,642	$10,369	$6,979	$17,348
Power Generation	809	—	809	590	—	590
Material Products	3,698	—	3,698	3,560	—	3,560
	$23,024	$6,125	$29,149	$14,519	$6,979	$21,498

	Six Months Ended June 30
	2003			2002
(Expressed in thousands of U.S. dollars)	Product	Engineering Service and Other	Total	Product	Engineering Service and Other	Total
Transportation	$30,870	$22,713	$53,583	$17,960	$7,737	$25,697
Power Generation	1,272	—	1,272	629	—	629
Material Products	7,392	—	7,392	7,284	—	7,284
	$39,534	$22,713	$62,247	$25,873	$7,737	$33,610

The increase in Transportation product revenues for both the three and six-month periods ended June 30, 2003 results primarily from the delivery of heavy-duty bus engines and related product services for the European Fuel Cell Bus Project and to a lesser extent higher revenues from shipments of light-duty fuel cell modules and engines and electric drive systems to our automotive customers. During the quarter, we completed the delivery of the 30th and final bus engine for the

European Fuel Cell Bus Project. We will continue to earn related product and service revenue during the life of the project. Engineering service revenue reflects the achievement of predefined program development milestones for our customers, the related costs of which are included in research and development expenses. The changes in engineering service revenue for the comparative periods in 2002 reflect the timing of milestone achievements under the project.

Power Generation revenues were primarily from the sale of our Nexa™ power modules and from our 1 kW stationary combined heat and power fuel cell generators for the Japanese residential market.

Material Products revenues for the three and six-month periods ended June 30, 2003 were consistent with revenues from this segment during the same periods in 2002.

Cost of product revenues for the three months ended June 30, 2003 were $18.5 million, an increase of $5.2 million or 39% from the same period in 2002. Cost of product revenues for the first six months of 2003 were $41.0 million, an increase of $13.3 million or 48% from the corresponding period in 2002. The higher cost of product revenues primarily reflects the increase in revenues discussed above, partly offset by a reduction in the warranty provision required for heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements and improved logistics associated with field support and lower production costs for our heavy-duty fuel cell modules. Also reflected in the cost of product revenues for the six-month period in 2003 is the reversal of accrued warranty liabilities for our light-duty fuel cell modules due to contractual expirations and cost reductions.

Research and product development expenses for the three months ended June 30, 2003 were $26.9 million, a decrease of $0.5 million or 2% as compared to the same quarter in 2002. Research and product development expenses for the first six months of 2003 were $52.3 million, a decrease of $6.4 million or 11% from the corresponding period in 2002. The decreases in expenditures were achieved through cost reduction initiatives and restructuring activities, the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs, and the reduction of fuel processing activities.  These decreases were partly offset by the effect of the strengthening of the Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies. Included in research and product development expenses for the three and six-month periods ended June 30, 2003 are costs of $6.8 million and $14.0 million, respectively, related to achieving predefined program milestones for our customers for which we earned engineering service revenue. This compares to engineering service related expenditures of $8.0 million and $16.2 million for the corresponding periods in 2002.

General and administrative expenses for the three months ended June 30, 2003 were $3.8 million, a decrease of $1.9 million or 33% from the same period in 2002. General and administrative expenses for the first six months of 2003 were $8.6 million, a decrease of $3.3 million or 28% from the corresponding period in 2002. The decreases reflect the benefit of cost reduction initiatives and restructuring activities aimed at simplifying and streamlining the organization that were implemented in 2002. These decreases were partly offset by the effect of the strengthening of the Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies.

Marketing expenses for the three and six-month periods ended June 30, 2003 were $2.6 million and $5.0 million respectively, in line with marketing expenses for the corresponding periods in 2002. Decreases in marketing expenses as a result of cost reduction initiatives were offset by the effect of the strengthening of the Canadian dollar and Euro, relative to the U.S. dollar, on expenditures denominated in those currencies.

Depreciation and amortization was $11.4 million for the three months ended June 30, 2003, compared to $11.5 million in 2002. Depreciation and amortization for the first six months of 2003 were $22.7 million, a decrease of $0.4 million or 2% as compared to the same period in 2002. The decrease reflects the writedown of property, plant and equipment associated with facility consolidations during 2002, partly offset by the amortization of intangible assets associated with our acquisition of the interests of ALSTOM Canada Inc. and FirstEnergy Corp. in our subsidiary, BGS, in December 2002 and May 2003, respectively.

Investment and other income was $10.4 million for the three months ended June 30, 2003, a decrease of $6.4 million or 38% as compared to the same period last year. Investment and other income for the first six months of 2003 was $20.6 million, an increase of $1.5 million or 8% from the corresponding period in 2002.

The following table provides a breakdown of our investment and other income and foreign exchange gains and losses, for the reported periods:

	Three Months ended June 30		Six Months ended June 30
(Expressed in thousands of U.S. dollars)	2003	2002	2003	2002
Investment and other income	$2,056	$3,416	$4,419	$6,121
Foreign exchange gain	8,310	13,385	16,196	12,946
	$10,366	$16,801	$20,615	$19,067

The lower exchange gain for the quarter ended June 30, 2003 was primarily due to a lower balance of Euro and Canadian dollar net monetary assets in 2003 relative to the same period in 2002. The higher foreign exchange gain in the six-month period ended June 30, 2003, as compared to the same period in 2002, is primarily due to larger changes in exchange rates in 2003. The foreign exchange gains and losses are primarily attributable to the effect of the changes in the value of the Euro and the Canadian dollar, relative to the U.S. dollar, on our Euro and Canadian dollar net monetary assets. Investment income declined in both the three and six-month periods of 2003 primarily due to lower interest rates.

Writedown of investments for the three and six-month periods ended June 30, 2003 was $7.3 million and, as discussed above, represents the write-off of all of our investment in MCT.

Equity in loss of associated companies for the three months ended June 30, 2003 was $0.5 million, consistent with the amount recorded in the same period in 2002. Equity in loss of associated companies for the first six months of 2003 was $1.0 million, an increase of $0.2 million or 30% from the corresponding period in 2002. The increase for the six-month period is primarily the result of higher research and development activities related to the 1 kW stationary combined heat and power fuel cell generator program in Japan undertaken by EBARA BALLARD, our investment in which is accounted for using the equity method.

Minority interest for the three months ended June 30, 2003 was $1.0 million, a decrease of $6.3 million or 87% from same period in 2002. Minority interest for the first six months of 2003 was $4.6 million, a decrease of $12.1 million or 73% from the corresponding period in 2002. The decreases are due to lower losses from our subsidiaries Ballard Power Systems AG (“BPSAG”) and BGS and because we ceased recording the minority share in the losses of these companies during the quarter.  With our acquisition of FirstEnergy Corp.’s interest in BGS in May 2003, we now own 100% of BGS.  As well, during the quarter the minority interest’s share of losses in BPSAG exceeded its investment in this company, and we will now recognize 100% of the future losses of BPSAG.

Business integration and restructuring costs for the three and six-month periods ended June 30, 2003 were $1.8 million and $4.4 million, respectively. This compares to $5.6 million and $13.5 million for the same periods in 2002. These costs represent severance and other compensation payments, facility closure costs, asset writedowns and other expenditures associated with the restructuring and integration activities.

CASH FLOWS, LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS

Cash, cash equivalents and short-term investments were $355.6 million as at June 30, 2003, a decrease of $21.3 million from the end of 2002. The decrease was primarily driven by net losses (excluding non-cash items) of $20.2 million, cash investments and the acquisition of other assets totaling $3.5 million and capital expenditures of $1.7 million, partly offset by lower working capital requirements of $1.9 million, the change in non-cash long-term liabilities of $1.2 million and net proceeds from the issuance of share capital of $1.1 million.

Cash used by operations for the three and six-month periods ended June 30, 2003, was $0.1 million and $18.3 million, respectively. This compares to $18.5 million and $79.7 million, respectively, for the corresponding three and six-month periods in 2002. The lower cash requirements for operations during 2003 were driven by lower cash losses and reduced working capital requirements. Non-cash working capital requirements resulted in cash inflows of $10.5 million and $1.9 million for the three and six-month periods, respectively, compared to cash outflows of $5.9 million and $25.8 million, respectively, for the same periods in 2002. The lower working capital required during the 2003 periods was driven primarily by improved collections of accounts receivable, lower inventory and prepaid expenses, partly offset by a decline in accounts payable and accrued liabilities due to the net payment of business integration and restructuring costs and the payment of bonuses accrued for 2002. Also contributing to the lower working capital requirements for the six-month period ended June 30, 2003, was an increase in accrued warranty liabilities of $4.5 million.  This resulted from shipments of light and heavy-duty fuel cell modules and the affect of the stronger Euro and Canadian dollar on warranty liabilities denominated in those currencies, partly offset by a reduction in the warranty provision required for light-duty fuel cell modules and for heavy-duty bus engines due to improved lifetime expectancy, cost savings related to lower spare module requirements and improved logistics associated with field support and lower production costs for our fuel cell modules. Included in cash used by operations were payments for business integration and restructuring costs of $0.7 million and $2.8 million for the three and six-month periods ended June 30, 2003, respectively. For the three months ended March 31, 2003, the amount reported for payments related to business integration and restructuring costs incorrectly included some amounts for normal operating activities. The amount reported was $4.3 million and should have been $2.1 million.

Investing activities resulted in cash inflows of $4.6 million and $4.1 million for the three and six-month periods ended June 30, 2003 respectively, primarily due to increases in short-term investments and long-term liabilities related to pensions and proceeds on the sale of intangible assets of $0.5 million. This was partly offset by investments of $1.6 million in EBARA BALLARD, the acquisition of other businesses of $1.9 million and capital spending of $0.6 million and $1.7 million for the three and six-month periods ended June 30, 2003, respectively. The acquisition of other businesses consists of $1.7 million related to the acquisition of Coleman Powermate Inc.’s Airgen™ fuel cell generator net assets and $0.2 million of acquisition costs related to the purchase of FirstEnergy Corp.’s interest in BGS. Capital spending was primarily for manufacturing equipment and lab and test equipment.

Financing activities resulted in cash inflows of $0.8 million and $1.1 million for the three and six-month periods ended June 30, 2003, respectively. The increases were primarily from the net proceeds from the issuance of share capital resulting from the exercise of employee stock options.

As at June 30, 2003, we had 118,058,543 common shares, one Class A share and one Class B share issued and outstanding.  As at that date, we also had outstanding stock options to purchase 7,975,855 of our common shares.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, we had cash, cash equivalents and short-term investments totaling $355.6 million. We will use our funds to meet net funding requirements for the development and commercialization of products in our target markets. This includes research and product development for PEM fuel cell products, carbon fiber products, power electronics and electric drive systems, the purchase of equipment for our manufacturing and testing facilities and the further development of high-volume manufacturing processes and business systems, and the development of our product distribution and service capabilities. Our actual funding requirements will vary depending on a variety of factors, including the progress of our research and development efforts, our relationships with our strategic partners, our commercial sales, our ability to control working capital and the results of our development and demonstration programs.

We expect that our cash requirements for ongoing operations and capital expenditures in 2003 will be between $65 million and $75 million, a reduction from our previous guidance of $80 million.  The reduction reflects better than expected performance in the first half of 2003, partly offset by the uncertainty of estimating the effect of foreign exchange, the timing of customer programs and the timing of certain expenditures. It also reflects an expected build up of inventories to meet requirements in 2004. We remain comfortable with our guidance for cash required for business integration and restructuring costs of $9 million in 2003.

Our expected cash consumption for 2003 reflects a significant reduction from 2002 and will be achieved through increased revenues, decreased spending in most expense categories, and reduced capital expenditures.  We expect that product and technology development expenditures in 2003 will be reduced by the deferral of certain programs, such as the 10 kW and 60 kW stationary fuel cell power generator programs and the cancellation of the internal combustion engine generator set programs, by the phasing out of our fuel processing activities, by focusing on core programs and, where possible, by leveraging suppliers and partners to develop non-core technology.  As well, the move to a centralized functional structure (other than for our Material Products Division) has simplified and streamlined the organization, further reducing our cash requirements.

Revenues for 2003 are expected to be between $100 million and $120 million, a widening of the range from our previous guidance of between $110 million and $120 million.  The widening of the guidance range reflects slower than expected revenue growth in our Power Generation segment and the uncertainty associated with the timing of customer programs in our Transportation segment.

Our revenue guidance for 2003 reflects an increase over 2002, and is driven by higher light-duty automotive sales, engineering service revenue from the achievement of customer technical milestones, delivery of bus engines for the European Fuel Cell Bus Project, sales of our Nexa™ power module and an increase in sales of non-fuel cell products such as electric drives and power electronics.

As described in the Management Proxy Circular for our 2003 Annual Shareholders’ Meeting and our Management Proxy Circular dated October 18, 2001 with respect to the acquisitions of BPSAG and Ballard Power Systems Corp. (“BPSC”) from DaimlerChrysler and Ford, certain of our officers are eligible to receive a retention bonus if the officer is continuously employed with us until November 2003.  We are clarifying the terms of the employment agreements with these officers to reflect the original intent to provide payment in our common shares equal to one year’s annual compensation.  All but one of the agreements was entered into prior to the adoption of the standards in Section 3870 of the Canadian Institute of Chartered Accountants’ Handbook for accounting for stock-based compensation. As a consequence, the retention bonuses were not previously expensed. Under generally accepted accounting principles, the changes made to the employment agreements require us to expense the cost of these common shares on a prospective basis over the remaining term over which these shares are earned. This will increase non-cash business integration and restructuring costs during 2003 by approximately $4.2 million, of which $1.0 million and $2.2 million were recorded in the three and six-month periods ended June 30, 2003, respectively. Due to the non-cash nature of these expenses, there will be no effect on our cash guidance of $9.0 million for business integration and restructuring costs.

As announced in December 2002, DaimlerChrysler and Ford agreed in principle that, at our request at any time after December 31, 2003, they will make an equity investment in us of a total of Cdn.$55 million, comprising Cdn.$30 million by DaimlerChrysler and Cdn.$25 million by Ford.  Ballard, DaimlerChrysler and Ford intend to formalize this agreement in principle through an amendment to our existing alliance agreement.  We are also working with DaimlerChrysler and Ford to finalize the milestones and deliverables for our next generation fuel cell engine. DaimlerChrysler and Ford have agreed in principle to fund up to $97 million (expected to be primarily between 2005 and 2007) towards the development of this engine. Up to $28 million of this funding may be in the form of an equity investment with the balance by way of engineering service revenue.  The parties will formalize these commitments through a development agreement for the next generation fuel cell engine.  It is expected that both agreements will be signed in 2003.

RISKS & UNCERTAINTIES

Risks & uncertainties related to economic and industry factors are described in detail in the “Management’s Discussion & Analysis” section of our 2002 Annual Report and remain substantially unchanged.

CONSOLIDATED BALANCE SHEETS

Unaudited (Expressed in thousands of U.S. dollars)

	June 30 2003	December 31 2002

ASSETS

Current assets:
Cash and cash equivalents	$224,101	$237,233
Short-term investments	131,485	139,637
Accounts receivable	24,493	28,123
Inventories	25,792	26,134
Prepaid expenses and other current assets	1,204	2,219
	407,075	433,346

Property, plant and equipment	90,763	97,899
Intangible assets (note 3)	151,800	156,024
Goodwill	220,308	200,639
Investments (note 4)	19,772	26,546
Other long-term assets	3,062	3,349
	$892,780	$917,803

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable and accrued liabilities	$36,497	$46,749
Deferred revenue	4,886	4,492
Accrued warranty liabilities	30,113	25,637
	71,496	76,878

Long-term liabilities	12,402	11,408
Minority interest	—	4,726
	83,898	93,012

Shareholders’ equity:
Share capital	1,226,255	1,187,127
Accumulated deficit	(417,137)	(362,100)
Cumulative translation adjustment	(236)	(236)
	808,882	824,791
	$892,780	$917,803

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

	“Douglas Whitehead”	“Ian Bourne”
	Director	Director

Consolidated Statements of Operations and Accumulated Deficit

Unaudited (Expressed in thousands of U.S. dollars, except per share amounts and number of shares)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Revenues:
Product revenues	$23,024	$14,519	$39,534	$25,873
Engineering service and other revenue	6,125	6,979	22,713	7,737
Total revenues	29,149	21,498	62,247	33,610

Cost of revenues and expenses:
Cost of product revenues	18,503	13,330	40,978	27,695
Research and product development	26,880	27,395	52,261	58,707
General and administrative	3,833	5,708	8,567	11,905
Marketing	2,605	2,733	4,959	4,965
Depreciation and amortization	11,402	11,478	22,665	23,086
Capital taxes	—	63	—	129
Total cost of revenues and expenses	63,223	60,707	129,430	126,487

Loss before undernoted	(34,074)	(39,209)	(67,183)	(92,877)
Investment and other income	10,366	16,801	20,615	19,067
Writedown of investments (note 4)	(7,335)	—	(7,335)	—
Equity in loss of associated companies	(520)	(499)	(1,049)	(805)
Minority interest	986	7,305	4,578	16,770
Business integration and restructuring costs	(1,770)	(5,561)	(4,385)	(13,478)

Loss before income taxes	(32,347)	(21,163)	(54,759)	(71,323)
Income taxes	186	310	278	867
Net loss for period	(32,533)	(21,473)	(55,037)	(72,190)
Accumulated deficit, beginning of period	(384,604)	(265,322)	(362,100)	(214,605)

Accumulated deficit, end of period	$(417,137)	$(286,795)	$(417,137)	$(286,795)
Basic and diluted loss per share	$(0.28)	$(0.20)	$(0.47)	$(0.69)
Weighted average number of common shares outstanding	117,483,809	105,285,704	116,718,869	105,155,745

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Unaudited (Expressed in thousands of U.S. dollars)

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Cash provided by (used for):
Operating activities:
Net loss for period	$(32,533)	$(21,473)	$(55,037)	$(72,190)
Items not affecting cash:
Compensatory shares	2,037	1,089	4,391	2,643
Depreciation and amortization	13,101	12,443	26,746	26,125
Loss on sale and writedowns of property, plant and equipment	5	2,152	50	5,740
Writedown of investments (note 4)	7,335	—	7,335	—
Equity in loss of associated companies	520	499	1,049	805
Minority interest	(986)	(7,305)	(4,578)	(16,770)
Other	(94)	(85)	(181)	(167)
	(10,615)	(12,680)	(20,225)	(53,814)
Changes in non-cash working capital:
Accounts receivable	11,418	(1,826)	3,630	(2,772)
Inventories	1,738	(695)	1,325	(3,491)
Prepaid expenses and other current assets	95	(78)	1,015	(464)
Accounts payable and accrued liabilities	(2,428)	(3,572)	(8,944)	(20,602)
Deferred revenue	462	(442)	394	910
Accrued warranty liabilities	(801)	752	4,476	571
	10,484	(5,861)	1,896	(25,848)
Cash used by operations	(131)	(18,541)	(18,329)	(79,662)

Investing activities:
Net decrease in short-term investments	8,609	37,337	8,152	43,086
Additions to property, plant and equipment	(636)	(6,555)	(1,733)	(11,963)
Additions to intangible assets	(557)	—	(557)	—
Proceeds on sale of property, plant and equipment	6	34	8	126
Proceeds on sale of intangible assets	—	—	479	—
Investments (note 4)	(1,610)	(1,975)	(1,610)	(2,326)
Acquisition of other businesses (note 2)	(1,879)	—	(1,879)	—
Other long-term assets	147	181	60	(169)
Long-term liabilities	566	648	1,180	1,529
	4,646	29,670	4,100	30,283
Financing activities:
Net proceeds on issuance of share capital	795	602	1,127	6,042
Other	(11)	(19)	(30)	(38)
	784	583	1,097	6,004
Increase (decrease) in cash and cash equivalents	5,299	11,712	(13,132)	(43,375)
Cash and cash equivalents, beginning of year	218,802	85,687	237,233	140,774
Cash and cash equivalents, end of year	$224,101	$97,399	$224,101	$97,399

Supplemental disclosure of cash flow information (note 6)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Unaudited (Tabular amounts expressed in thousands of U.S. dollars except per share amounts and number of shares)

1.              Basis of Presentation:

The accompanying financial information reflects the same accounting policies and methods of application as the Company’s 2002 Annual Report. The accompanying financial information does not include all disclosure required under Canadian generally accepted accounting principles (“GAAP”) because certain information included in the Company’s 2002 Annual Report has not been included in this report. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2002 Annual Report.

Certain comparative figures have been reclassified to conform with the basis of presentation adopted in the current year.

2.              Business Acquisitions:

(a)          On June 5, 2003, the Company purchased Coleman Powermate, Inc.’s AirGen™ fuel cell generator net assets for cash of $1,573,000, plus acquisition costs of $106,000.  The cost of acquisition was allocated to the assets and liabilities acquired as follows:

Inventory	$983
Property, plant and equipment	419
Intangible assets	379
1,781
Current liabilities	(102)
Purchase price	$1,679

(b)         On May 2, 2003, the Company completed the purchase of FirstEnergy Corp.’s 13.2% interest in Ballard Generation Systems Inc. (“BGS”).  The purchase price was $30,586,000 including $30,386,000 funded through the issuance of 1,366,063 common shares and $200,000 of transaction costs.  The value of each common share issued of $22.24 was based on the average quoted market price of the Company’s common shares around the announcement date of the acquisition, being August 23, 2001.  The acquisition of the minority interest has been accounted for by the purchase method effective May 2, 2003, the date of closing.  Of the purchase price, $13,088,000 has been allocated to intangible assets and $17,350,000 has been allocated to goodwill.  Upon completion of this transaction, the Company owned 100% of BGS.

(c)          On December 18, 2002, the Company purchased ALSTOM Canada Inc.’s 18.2% interest in BGS.  A preliminary allocation of the purchase price was reflected in the consolidated financial statements for the year ended December 31, 2002. During the three months ended March 31,

2003, the Company finalized its allocation of purchase price to intangible assets and goodwill.  The value of intangible assets was decreased by $2,319,000 for a final value of $12,677,000 and goodwill was increased by $2,319,000 for a final value of $16,726,000.  Amortization of intangible assets has been adjusted in the current period to reflect the change in purchase price allocation.

3.              Intangible assets:

During the period ended June 30, 2003, the Company acquired intangible assets of $2,066,000 from a related party through the issuance of 221,356 common shares of the Company.

4.              Investments:

During the period ended June 30, 2003, the Company reassessed its valuation of its investment in MicroCoating Technologies, Inc. (“MCT”).  Due to uncertainty surrounding MCT’s ability to raise additional capital and continue as a going concern, the full amount of the investment of $7,335,000 was written-down.

In addition, the Company made an additional investment of $1,610,000 (2002 - $1,188,000) in EBARA BALLARD Corporation, representing the Company’s proportionate share of financing by EBARA BALLARD’s shareholders.

5.              Share Capital:

As permitted by the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870 Stock-based Compensation and Other Stock-based Payments, the Company adopted the intrinsic method for recording employee and director stock option grants.  As a result, pro-forma disclosure is required to reflect the impact on the Company as if it had elected to adopt the fair value method of accounting provisions of CICA Handbook Section 3870.

During the three months ended June 30, 2003, no options for shares were granted (2002 – 2,586,374) and for the six months ended June 30, 2003, options for 1,310,230 shares (2002 – 2,586,374) were granted with vesting periods of three years.  The weighted average fair value of options issued during the three months ended June 30, 2002, was $18.55 per share and during the six-month period ended June 30, 2003, was $7.27 per share (2002 - $18.55).  The fair value of the options issued was determined using the Black-Scholes valuation model under the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Expected life	n/a	7 years	7 years	7 years
Expected dividends	n/a	Nil	Nil	Nil
Expected volatility	n/a	74%	75%	74%
Risk-free interest rate	n/a	5%	5%	5%

If computed fair values of the options granted in the current and prior periods had been amortized to expense over their vesting periods, the net loss and net loss per share would have been:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Net loss	$32,533	$21,473	$55,037	$72,190
Compensation charge related to options granted	4,877	1,971	8,943	1,971
Pro-forma net loss	$37,410	$23,444	$63,980	$74,161
Pro-forma basic and diluted loss per share	$0.32	$0.22	$0.55	$0.71

The Company’s share distribution plan is deemed to be compensatory, which resulted in a compensatory charge to the income statement of $2,037,000 for the three-month period ended June 30, 2003 (2002 - $1,089,000) and $4,391,000 for the six-month period ended June 30, 2003 (2002 - $2,643,000).

As at June 30, 2003, options to purchase 7,975,855 common shares were outstanding.

6.              Supplemental disclosure of cash flow information:

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Income taxes paid	$(60)	$58	$59	$310
Non-cash financing and investing activities
Compensatory shares	$1,758	$1,021	$5,549	$1,323
Common shares issued to acquire intangible assets (note 3)	$2,066	$—	$2,066	$—
Common shares issued for acquisitions (note 2)	$30,386	$—	$30,386	$—

7.              Segmented financial information:

As a result of the Corporate Restructuring announced in December 2002, the Company’s business operates in three market segments, Transportation, Power Generation and Material Products. The comparative figures have been reclassified to conform with the segmented disclosure adopted in the current year.

Segment revenues and segment (loss) gain represent the primary financial measures used by senior management in assessing performance and allocating resources, and includes the revenues, cost of product revenues and expenses for which segment managers are held accountable.  Segment expenses include research and product development costs directly related to individual segments.  Costs associated with shared services and other costs are allocated based on headcount and square footage. Corporate amounts include expenses for research and product development, marketing and general and administrative, which apply generally across all segments and are reviewed separately by senior management. A significant portion of the Company’s production, testing and lab equipment, and facilities, as well as intellectual property and goodwill, are common across the segments.  Therefore, management does not classify asset information on a segmented basis.  Instead, performance assessments of these assets and related resource allocations are done on a company-wide basis.

The Company develops, manufactures and markets complete proton exchange membrane (PEM) fuel cell engines, PEM fuel cell components and electric drive systems for the Transportation market segment. The Company develops, manufactures and markets a variety of fuel cell and other power generation products ranging from 1 kW portable power products and larger stationary products to power electronics for the Power Generation market segment.  The Company’s Material Products segment develops, manufactures and markets carbon fiber products primarily to automotive manufacturers for automotive transmissions and gas diffusion electrode materials for the PEM fuel cell industry.

	Three months ended June 30		Six months ended June 30
	2003	2002	2003	2002

Revenues
Power Generation	$809	$590	$1,272	$629
Transportation	24,642	17,348	53,583	25,697
Material Products	3,698	3,560	7,392	7,284
Total	29,149	21,498	62,247	33,610

Segment (loss) gain for period (1)
Power Generation	$(3,780)	$(2,938)	$(7,294)	$(8,363)
Transportation	(29)	(3,806)	(1,641)	(21,751)
Material Products	(225)	113	(68)	784
Total	$(4,034)	$(6,631)	$(9,003)	$(29,330)

Corporate amounts
Research and product development	(12,200)	(13,396)	(21,989)	(24,262)
General and administrative	(3,833)	(4,908)	(8,567)	(11,105)
Marketing	(2,605)	(2,733)	(4,959)	(4,965)
Depreciation and amortization	(11,402)	(11,478)	(22,665)	(23,086)
Investment and other income	10,366	16,801	20,615	19,067
Writedown of investments	(7,335)	—	(7,335)	—
Equity in loss of associated companies	(520)	(499)	(1,049)	(805)
Minority interest	986	7,305	4,578	16,770
Business integration and restructuring costs	(1,770)	(5,561)	(4,385)	(13,478)
Other	—	(63)	—	(129)
Loss before income taxes	$(32,347)	$(21,163)	$(54,759)	$(71,323)

(1)                                  Research and product development costs directly related to segments are included in segment (loss) gain for the period.

8.              Guarantees and Contingencies:

The Company has issued a letter of credit in the amount of $1,024,000 related to a lease agreement for premises.  The letter of credit expires December 2003.

Periodically, the Company enters into forward foreign exchange contracts to manage exposure to currency rate fluctuations.  At June 30, 2003, the Company did not have any forward foreign exchange contracts.

CORPORATE INFORMATION

•              CORPORATE OFFICES

Ballard Power Systems Inc.

Corporate Headquarters

4343 North Fraser Way

Burnaby BC Canada V5J 5J9

T 604 454 0900

F 604 412 4700

Ballard Material Products Inc.

Two Industrial Avenue

Lowell MA USA 01851-5199

Ballard Power Systems Corporation

15001 Commerce Drive N

Dearborn MI USA 48120

Ballard Power Systems AG

Neue Strasse 95

73230 Kirchheim - Nabern Germany

TRANSFER AGENT AND REGISTRAR

Computershare Trust

Company of Canada

Shareholder Services Department

510 Burrard Street

Vancouver BC Canada V6C 3B9

T 1 800 564 6253

F 1 866 249 7775

STOCK LISTING

Ballard’s common shares are listed on The Toronto Stock Exchange under the trading symbol BLD and on the NASDAQ National Market System under the trading symbol BLDP.

INVESTOR RELATIONS

To obtain additional information about Ballard or to be placed on our supplemental mailing list for quarterly reports please contact:

Ballard Power Systems

Investor Relations

4343 North Fraser Way

Burnaby BC Canada V5J 5J9

T 604 412 3195

F 604 412 3100

investors@ballard.com

www.ballard.com

•

Ballard Power Systems Inc.

4343 North Fraser Way

Burnaby, British Columbia

Canada, V5J 5J9

www.ballard.com

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